August 30, 2019

VIA EDGAR AND FEDEX OVERNIGHT

Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Red Oak Capital Fixed Income III, LLC
Offering Statement on Form 1-A
Filed June 25, 2019
File No. 024-11026

Dear Ms. Gorman:

This letter is submitted on behalf of Red Oak Capital Fixed Income III, LLC, a Delaware limited liability company (the “Issuer”), in response to an oral comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 30, 2019 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-11026) filed with the Commission on June 25, 2019, as previously amended (the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the third amendment of the Offering Statement (the “Third Amendment”) containing changes made in response to the Staff’s comment and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the first amendment to the Offering Statement.

For the Staff’s ease of review, we have provided two redline copies of the Third Amendment marked against the First Amendment to the Offering Statement filed on July 30, 2019.

Cover Page – Oral Comment

1.
Please indicate on the cover page that the Issuer is not an investment company and that investors will not receive the protections of the Investment Company Act of 1940.

Issuer’s Response: In response to Staff’s comment, please see the Issuer’s revised disclosure on pg. iii of its cover page.

The Issuer respectfully believes that the information contained herein and in the Third Amendment is responsive to the Comment. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ T. Rhys James
T. Rhys James, Esq.

cc:
Chip Cummings (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

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